Brighthouse Financial, Inc.

11225 North Community House Road

Charlotte, North Carolina 28277

June 12, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ada D. Sarmento, Office of Healthcare & Insurance

Registration Statement on Form S-l

of Brighthouse Financial, Inc.

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Brighthouse Financial, Inc., a Delaware corporation, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:15 P.M. on June 14, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Peter J. Loughran at (212) 909-6375.

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Very truly yours,

Brighthouse Financial, Inc.

By:	/s/ Anant Bhalla
	Name:	Anant Bhalla
	Title:	Executive Vice President and
Chief Financial Officer

[Signature Page to Acceleration Request]